FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Excel Maritime Carriers Ltd. (the "Company") has received a notice from Robertson Maritime Investors LLC (“Robertson”), the owner of the 28.6% of Christine Shipco LLC (“Christine Shipco”) not owned by the Company,  relating to the Company’s and Robertson’s respective equity interest in Christine Shipco.  The notice sent by Robertson alleges, among other things, that the intra-group transfer of the Company's interest in Christine Shipco from Bird Acquisition Co. to the Company as a result of the Company's internal reorganization in 2012 was in violation of Robertson’s right of first refusal in the Limited Liability Company Agreement that governs Christine Shipco and that therefore, the Company did not acquire title to Christine Shipco.  Robertson alleges that the Company’s equity interest in Christine Shipco is held in constructive trust for Robertson and also claims damages.  Robertson has also asserted that upon a chapter 11 filing, pursuant to the Marshall Islands Limited Liability Company Act of 1996, the Company’s interest in Christine Shipco will terminate.  The Company intends to vigorously dispute, and has taken steps to address, these allegations.

The Company’s unaudited financial results for the quarter ended March 31, 2013 are attached hereto as Exhibit 1.

The above description but not the Exhibit attached hereto shall be deemed filed and not furnished.

Exhibits

Exhibit 1	Excel Maritime Carriers Ltd. Unaudited Financial Results for the Quarter ended March 31, 2013

2

Exhibit 1

EXCEL MARITIME CARRIERS LTD.
TABLE OF CONTENTS

S/N	DESCRIPTION
1	Consolidated Balance sheets as of December 31, 2012 and March 31, 2013
2	Consolidated Balance sheets as of December 31, 2011 and March 31, 2012
3	Consolidated Statements of Operations 31.03.2012 & 2013
4	Consolidated Equity as of December 31, 2012 and March 31, 2013
5	Consolidated cash flows for the year ended December 31, 2012 and the three months ended March 31, 2013
6	EBITDA, Net loss and Adjusted Net loss for the three months ended March 31, 2012 and March 31, 2013
7	EBITDA Reconciliation for Earnings release
8	Reconciliation of retained earnings

EXCEL MARITIME CARRIERS LTD
CONSOLIDATED BALANCE SHEETS
At December 31, 2012 & March 31, 2013
(Expressed in thousands of U.S.Dollars)

	As of December 31, 2012	As of March 31, 2013	For cash flows purposes
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	28,928	30,060	(1,132)
Restricted cash	48,916	37,597	11,319
Accounts receivable trade, net	6,348	7,433	(1,085)
Accounts receivable, other	2,983	3,773	(790)
Inventories	6,807	9,883	(3,076)
Prepayments and advances	1,189	2,626	(1,437)
Total current Assets	95,171	91,372
FIXED ASSETS:
Vessels, net	1,076,994	1,064,206	12,788
Office furniture and equipment, net	539	472	67
Total fixed assets, net	1,077,533	1,064,678
Total assets	1,172,704	1,156,050

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	1,019,501	1,009,263	(10,238)
Accounts payable	14,562	19,484	4,922
Due to related parties	372	304	(68)
Deferred revenue	4,758	3,532	(1,226)
Accrued liabilities	19,136	26,120	6,984
Derivative financial instruments	31,715	26,915	(4,800)
Total Current Liabilities	1,090,044	1,085,618
Time charters acquired, net	11,413	10,536	(877)
Other non current liabilities	5,563	5,563	-
Total non current Liabilities	16,976	16,099
Total Liabilities	1,107,020	1,101,717
Commitments and contingencies	-	-	-

STOCKHOLDERS' EQUITY:
Preferred Stock	-	-	-
Common Stock	1,031	1,031	-
Additional paid-in capital	1,083,563	1,083,964	401
Accumulated Other Comprehensive loss	365	365	-
Accumulated deficit	(1,032,021)	(1,044,054)	(12,033)
Less: Treasury stock	(40)	(40)	-
Excel Maritime Carriers Ltd. Stockholders equity	52,898	41,266
Non-controlling interests	12,786	13,067	281
Total Stockholders'Equity	65,684	54,333
Total Liabilities and Stockholders'equity	1,172,704	1,156,050

EXCEL MARITIME CARRIERS LTD
CONSOLIDATED BALANCE SHEETS
At December 31, 2011 & March 31, 2012
(Expressed in thousands of U.S.Dollars)

	As of December 31, 2011	As of March 31, 2012	For cash flows purposes
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	53,749	30,945	22,804
Restricted cash	5,700	5,658	42
Accounts receivable trade, net	7,004	8,744	(1,740)
Accounts receivable, other	4,297	4,595	(298)
Inventories	8,851	5,511	3,340
Prepayments and advances	3,077	1,307	1,770
Derivative financial instruments	167	68	99
Other current assets	-	5,048	(5,048)
Total current Assets	82,845	61,876

FIXED ASSETS:
Vessels' net	2,579,285	2,547,593	31,692
Office furniture and equipment, net	941	811	130
Total fixed assets, net	2,580,226	2,548,404

OTHER NON CURRENT ASSETS:
Time charters acquired, net	1,108	1,183	(75)
Restricted cash	57,750	57,750	-
Total assets	2,721,929	2,669,213

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	104,879	31,996	(72,883)
Accounts payable	12,062	14,337	2,275
Due to related parties	486	626	140
Deferred revenue	13,924	10,461	(3,463)
Accrued liabilities	16,696	21,345	4,649
Derivative financial instruments	19,453	20,643	1,190
Other current liabilities	-	5,314	5,314
Total Current Liabilities	167,500	104,722

Long-term debt, net of current portion and net of deferred financing fees	952,716	998,926	46,210
Time charters acquired, net	14,633	13,745	(888)
Derivative Financial Instruments	26,516	22,149	(4,367)

COMMITMENTS AND CONTINGENCIES	-	-	-

EXCEL MARITIME CARRIERS LTD STOCKHOLDERS' EQUITY:
Preferred Stock	-	-	-
Common Stock	891	891	-
Additional paid-in capital	1,071,263	1,076,988	5,725
Accumulated Other Comprehensive loss	(3,064)	(3,447)	(383)
Retained earnings	480,081	443,494	(36,587)
Less :Treasury stock	(189)	(189)	-
Excel Maritime Carriers Ltd. Stockholders equity	1,548,982	1,517,737
Non-controlling interests	11,582	11,934	352
Total Stockholders'Equity	1,560,564	1,529,671
Total Liabilities and Stockholders'equity	2,721,929	2,669,213

EXCEL MARITIME CARRIERS LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2012 AND 2013
(Expressed in thousands of U.S.Dollars)

	For the three months ended March 31,
	2012	2013
REVENUES:
Voyage revenues	64,076	46,878
Time charter amortization	963	877
	65,039	47,755
EXPENSES:
Voyage expenses	7,379	6,536
Charter hire expense	8,185	-
Commissions to related parties	717	426
Vessels operating expenses	19,528	17,093
Depreciation	31,871	12,855
Dry docking and special survey cost	8,616	2,244
General and administrative expenses	6,097	9,241
	82,393	48,395

Operating loss	(17,354)	(640)

OTHER INCOME (EXPENSES):
Interest and finance costs	(17,121)	(11,330)
Interest income	166	85
Losses on derivative financial instruments	(1,501)	(184)
Foreign exchange gains	8	168
Other, net	(244)	197
Total other expenses, net	(18,692)	(11,064)

Net loss, before taxes and income earned by non controlling interest	(36,046)	(11,704)
U.S.Source Income Taxes	(189)	(48)
Net loss, before income earned by non controlling interest	(36,235)	(11,752)
Income earned by the non-controlling interest	(352)	(281)
Net loss attributable to Excel Maritime Carriers Ltd.	(36,587)	(12,033)

Losses per common share, basic	(0.42)	(0.13)
Weighted average number of shares, basic	87,978,607	96,225,638
Losses per common share, diluted	(0.42)	(0.13)
Weighted average number of shares, diluted	87,978,607	96,225,638

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2012 AND 2013
(Expressed in thousands of U.S.Dollars - except for share data )

	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Treasury Stock	Excel Maritime Carriers Ltd. Stockholders' Equity	Non controlling interest	Total Stockholders' Equity
BALANCE, December 31, 2011	89,140,176	891	1,071,263	(3,064)	480,081	(189)	1,548,982	11,582	1,560,564
Net loss	-	-	-	-	(36,587)	-	(36,587)	352	(36,235)
Back stop agreement	-	-	5,103	-	-	-	5,103	-	5,103
Stock based compensation expense, net of forfeiture	(9,777)	-	622	-	-	-	622	-	622
Unrealized interest rate swap losses	-	-	-	(383)	-	-	(383)	-	(383)
BALANCE, March 31, 2012	89,130,399	891	1,076,988	(3,447)	443,494	(189)	1,517,737	11,934	1,529,671

BALANCE, December 31, 2012	103,076,068	1,031	1,083,563	365	(1,032,021)	(40)	52,898	12,786	65,684
Net loss	-	-	-	-	(12,033)	-	(12,033)	281	(11,752)
Stock based compensation expense, net of forfeiture	(18,437)	-	401	-	-	-	401	-	401
BALANCE, March 31, 2013	103,057,631	1,031	1,083,964	365	(1,044,054)	(40)	41,266	13,067	54,333

EXCEL MARITIME CARRIERS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2012 & 2013
(Expressed in thousands of U.S.Dollars)

	For the three months ended March 31,
	2012	2013
Cash Flows from Operating Activities:
Net loss	(36,235)	(11,752)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	31,871	12,855
Amortization of convertible notes debt discount	1,961	2,142
Amortization of deferred financing fees	1,031	958
Back stop agreement	5,369	-
Time Charter revenue amortization, net of charter hire amortization expense	(963)	(877)
Stock-based compensation expense	622	401
Unrealized gains on derivative financial instruments	(3,461)	(4,800)
Changes in operating assets and liabilities:
Accounts receivable	(2,038)	(1,875)
Inventories	3,340	(3,076)
Prepayments and advances	1,770	(1,437)
Accounts payable	2,275	4,922
Due to related parties	140	(68)
Accrued liabilities	2,099	6,984
Deferred revenue	(3,463)	(1,226)
Net Cash provided by Operating Activities	4,318	3,151
Cash Flows from Investing Activities:
Additions to vessels cost	(29)	-
Office furniture & equipment	(20)	-
Net cash used in Investing Activities	(49)	-
Cash Flows from Financing Activities:
Increase in restricted cash	42	11,319
Repayment of long term debt	(26,905)	(13,338)
Payment of financing fees	(210)	-
Net cash used in Financing Activities	(27,073)	(2,019)
Net decrease in cash & cash equivalents	(22,804)	1,132
Cash & cash equivalents at beginning of period	53,749	28,928
Cash & cash equivalents at end of period	30,945	30,060

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	6,979	7,392

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED EBITDA,  NET LOSS AND
CONSOLIDATED ADJUSTED NET LOSS
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2012 AND MARCH 31, 2013
(In thousands of U.S. Dollars, except for share and per share data)

	For the three months ended March 31,
	2012	2013
Net revenues	55,980	39,916
Bareboat hire expense	(8,185)	-
Vessels operating expenses	(19,528)	(17,093)
General and administrative expenses (cash)	(5,475)	(8,840)
Other (Other income, fx and non controlling interest)	(588)	84
EBITDA	22,204	14,067
Depreciation	(31,871)	(12,855)
Dry docking and special survey cost (expensed as incurred)	(8,616)	(2,244)
Amortization of assumed charters, net	963	877
Stock based compensation expense	(622)	(401)
Amortization of convertibe notes debt discount & financing fees	(2,992)	(3,100)
EBIT	(20,934)	(3,656)
Interest and Finance costs	(14,129)	(8,230)
Losses on derivative financial instruments	(1,501)	(184)
Interest income	166	85
Taxes	(189)	(48)
NET LOSS	(36,587)	(12,033)
Weighted average number of shares, basic	87,978,607	96,225,638
Weighted average number of shares, diluted	87,978,607	96,225,638
Losses per share, Basic	(0.42)	(0.13)
Losses per share, Diluted	(0.42)	(0.13)
Unrealized gain on derivative financial instruments	(3,461)	(4,800)
Back stop agreement	5,369	-
Amortization of assumed charters, net	(963)	(877)
ADJUSTED NET LOSS	(35,642)	(17,710)
Weighted average number of shares, basic	87,978,607	96,225,638
Weighted average number of shares, diluted	87,978,607	96,225,638
Adjusted Losses per share, Basic	(0.41)	(0.18)
Adjusted Losses per share, Diluted	(0.41)	(0.18)
Depreciation	31,871	12,855
Amortization of convertibe notes debt discount & financing fees	2,992	3,100
Stock based compensation expense	622	401
ADJUSTED NET INCOME (loss) - Excluding all Non cash items	(157)	(1,354)
Weighted average number of shares, basic	87,978,607	96,225,638
Weighted average number of shares, diluted	87,978,607	96,225,638
Earnings per share, Basic - Excluding all non cash items	(0.00)	(0.01)
Earnings per share, Diluted - Excluding all non cash items	(0.00)	(0.01)
Fleet Data
Average number of vessels	47.0	39.0
Available days for fleet	3,985	3,392
Calendar days for fleet	4,277	3,512
Employment capacity	93.2%	96.6%
Average daily results
Time charter equivalent	$14,048	$11,767
Vessel operating expenses	$4,566	$4,866
General and administrative expenses (cash)	$1,280	$2,517

EXCEL MARITIME CARRIERS LTD.
ADJUSTED EBITDA RECONCILIATION- AS REPORTED IN EARNINGS RELEASE
(In thousands of U.S. Dollars)

	For the three months ended March 31,
	2012	2013
Net loss	(36,587)	(12,033)
Interest and finance costs, net (1)	21,917	16,229
Depreciation	31,871	12,855
Drydock and special survey cost	8,616	2,244
Unrealized derivative financial instruments gains	(3,461)	(4,800)
Amortization of t/c fair values (2)	(963)	(877)
Stock based compensation expense	622	401
Taxes	189	48
Adjusted Ebitda	22,204	14,067
EBITDA calculated reversely	22,204	14,067
Ckeck Digit	-	-

Notes:
(1) Includes back stop agreement cost & derivative financial instruments paid or received (i.e. realized)

	For the three months ended March 31,
(2) Analysis:	2012	2013
Non-cash amortization of unfavourable time charters in revenue	(963)	(877)
Total	(963)	(877)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(Registrant)

By:	/s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos
Chief Financial Officer

Dated: July 1, 2013